U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

       [ ] FORM 10-K AND FORM 10-KSB      [ ] FORM 20-F      [ ] FORM 11-K
                [X] FORM 10-Q AND FORM 10-QSB      [ ] FORM N-SAR

                      FOR PERIOD ENDED: SEPTEMBER 30, 2001

               [ ] TRANSITION REPORT ON FORM 10-K AND FORM 10-KSB
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
               [ ] TRANSITION REPORT ON FORM 10-Q AND FORM 10-QSB
                       [ ] TRANSITION REPORT ON FORM N-SAR

                        FOR THE TRANSITION PERIOD ENDED:

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
             IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:



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                         PART I--REGISTRANT INFORMATION
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                             AFG INVESTMENT TRUST C
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               FULL NAME OF REGISTRANT (FORMER NAME IF APPLICABLE)

                          88 BROAD STREET, SIXTH FLOOR
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            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                                BOSTON, MA 02110
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                            CITY, STATE AND ZIP CODE


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
PART  II--RULES  12b-25(b)  AND  (c)
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If  the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The  reasons  described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or expense;

[X]   (b)  The  subject  annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART  III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F,
10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

AFG Investment Trust C (the "Trust") is unable to timely file its quarterly report on Form 10-Q for the quarter ended September 30, 2001 (the calendar limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended) because the Trust has not completed compiling the information necessary for the filing to appropriately respond to an October 2, 2001 letter from the Securities and Exchange Commission staff. The Registrant anticipates being able to compile such information and file the Form 10-Q by the 5th calendar day following the Trust's original prescribed due date of November 14, 2001.



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PART  IV--OTHER  INFORMATION
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      (1)  Name  and  telephone  number  of  person to contact in regard to this notification


 MICHAEL  J.  BUTTERFIELD                     617               854-5846
--------------------------------         -----------         ------------------
             (Name)                      (Area  Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X]  Yes     [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X]  Yes     [  ]  No


      September  30,  2001  results  compared  to  September  30,  2000 results:
      (In  thousands  of  dollars)
                                                              Nine Months Ended
                                                               September  30,
                                                             2001        2000
                                                          --------     -------
      Total  Income                                         5,290        8,543

      Total  Expense                                        5,771        5,809

      Total  Equity  Interests                                301         (88)

      Net  Income  (Loss)                                   (180)        2,646



                             AFG  INVESTMENT  TRUST  C
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  11/14/01                           By:  /s/  MICHAEL  J.  BUTTERFIELD
    --------------------------               ----------------------------------
                                         Name:   MICHAEL  J.  BUTTERFIELD
                                              ---------------------------------
                                         Title:  EXECUTIVE  VICE  PRESIDENT  AND
                                                 CHIEF  OPERATING  OFFICER  FOR
                                                 EQUIS  FINANCIAL  GROUP LIMITED
                                                 PARTNERSHIP  AND  TREASURER
                                                 OF  THE  MANAGING  TRUSTEE
                                                 (PRINCIPAL  FINANCIAL  AND
                                                 ACCOUNTING  OFFICER)
                                               --------------------------------